Exhibit 99.104

PRESS RELEASE

January 25, 2005

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

STARPOINT ENERGY TRUST	Toronto Stock Exchange Symbol “SPN.UN”
Suite 3900, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Phone: (403) 268-7800
Fax: (403) 263-3388

STARPOINT ANNOUNCES TWO STRATEGIC ACQUISITIONS;

TRUST UNIT FINANCING; AND UPWARD REVISION TO

2005 GUIDANCE

StarPoint Exercises Option to Acquire Natural Gas Assets

StarPoint Energy Trust (“StarPoint” or the “Trust”) (“SPN.UN”) has agreed to exercise the Trust’s option (the “Option”) to acquire the remaining 50 percent of the shares of a private Alberta natural gas company (“Privateco”) for a purchase price of $30 million.

Pursuant to a press release dated November 9, 2004, StarPoint had previously agreed to acquire 50% of the shares of Privateco for $30 million.

On this basis, StarPoint is now acquiring 100 percent of the shares of the Privateco for a purchase price of $60 million. Closing of the entire $60 million acquisition will take place on January 28, 2005.

The primary asset in the Privateco is a high quality, long life, liquids rich, tight natural gas pool located in the Deep Basin of N.W. Alberta (the “Gas Assets”).

The Gas Assets have the following characteristics:

•                  >400 Bcf (OGIP) liquids rich, long life, tight natural gas pool;

•                  the Privateco’s working interest in the Gas Assets averages 41 percent, of which a large component is operated;

•                  more than 4.0 MMBOE of proven plus probable reserves (independently engineered); RLI is greater than 8.5 years;

•                  liquids rich (90 Bbls/mmcf) natural gas production of more than 1,250 boed; in addition, more than 275 boed of incremental production will be tied-in over the next few weeks;

•                  annualized cash flow of more than $11.5MM (@ C$6.75 per mcf AECO pricing);

•                  numerous infill and step-out development drilling locations; and

•                  high netbacks of more than $25.00 per boe.

StarPoint Acquires Light Oil Assets

StarPoint has also entered into an agreement to acquire certain light oil producing assets (the “Oil Assets”) located in the Trust’s key operating area of S.E. Saskatchewan for a purchase price of approximately $11.4 million.

The assets are characterized by long life, light oil reserves and production, and comprise operated properties with high working interests, undeveloped land and control of key producing infrastructure. StarPoint has identified a number of operated, infill/step-out drilling locations on the undeveloped lands included in the acquisition.

The properties are strategically located in S.E. Saskatchewan providing a complement to StarPoint’s existing S.E. Saskatchewan assets.

The acquisition parameters relating to the Oil Assets are set forth as follows:

1.              Reserves (independently engineered ):

•                  0.9 million boe: Proved plus Probable

•                  $12.89 per boe Proved plus Probable

2.              Production:

•                  >300 boe/d ($38,000 per producing boe)

3.              Net Operating Income Multiple:

•                  4.9 times (at US$40.00 WTI pricing)

4.              Other Key Attributes:

•                  Locations – 9 gross (6.4net)

•                  86% operated

•                  73% average working interest

•                  3D seismic data

•                  >7,000 net acres of undeveloped land

5.              Closing Date: February 18, 2005

The strategic acquisitions of the Gas Assets and the Oil Assets (the “Acquisitions”) are accretive to StarPoint’s 2005 reserve, production and cash flow per unit estimates.

Upward Revision to 2005 Guidance

StarPoint Energy Trust is revising upward the Trust’s 2005 production estimates.

Based on the respective closing dates for the Acquisitions, average daily production for the Trust in 2005 has now been increased to more than 9,850 boed (i.e. assuming the acquisition of 100 percent of the shares of the Privateco referred to above) from 9,200 boed.

Following the Acquisitions, StarPoint will have the following corporate characteristics:

•                  a high quality asset base – strategically focused in just four operating areas;

•                  independently engineered proven plus probable reserves of approximately 30 million boe;

•                  a Reserve Life Index of approximately 8.5 years;

•                  90% operated assets, with high working interests (> 70%), and associated producing infrastructure; and

•                  a large, lower risk, development drilling inventory of more than 200 locations for long life light oil and multi-zone natural gas.

The Acquisitions reflect the strategy of StarPoint Energy Trust to acquire high quality light oil and natural gas assets with predictable performance and development potential.

StarPoint Announces $60 Million Trust Unit Financing

StarPoint also announced that the Trust has entered into an agreement with a syndicate of underwriters to sell 3,340,000 Trust Units at $18.00 per unit to raise gross proceeds of $60,120,000. The Underwriters have been granted an option to purchase up to an additional 420,000 Trust Units at any time up to 24 hours prior to closing.

The offering will be made through an underwriting syndicate led by BMO Nesbitt Burns Inc., and including Orion Securities Inc., Scotia Capital Inc., FirstEnergy Capital Corp., CIBC World Markets Inc., GMP Securities Ltd., Tristone Capital Inc., National Bank Financial Inc., Canaccord Capital Corporation, Haywood Securities Inc., and First Associates Investments Inc. The issue will be offered in all provinces of Canada through a short form prospectus. Closing of the offering is expected to occur on February 10, 2005 and is subject to customary regulatory approvals.

The net proceeds from the financing will be used to pay down debt incurred in the Acquisitions referred to above, for 2005 capital expenditures, and for general corporate purposes.

Note:                  Boe means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boe/d means a boe per day.

For further information please contact:

StarPoint Energy Trust
Paul Colborne	Brett Herman
President and C.E.O.	Vice President, Finance and C.F.O.
Telephone: (403) 268-7800	Telephone: (403) 268-7800
Fax: (403) 263-3388	Fax: (403) 263-3388

Information provided herein contains forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by StarPoint at the time of preparation, may prove to be incorrect. Actual results achieved will vary from the information provided and the variations may be material. There is no representation by StarPoint that actual results achieved will be the same in whole or in part as those indicated in the forward-looking statements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and many not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.